Press Re[redacted]

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

---

Ref.: Ole Kristian Lunde Head of Corporate Communications Tel.:+47-2254 4431
Terje Andersen SVP Corporate Finance Tel: +47 2254 4000

Date: May 8, 2002

Growth for Orkla's Industry division

Orkla's Industry division is developing positively, and first quarter operating profit before goodwill amortisation increased from NOK 561 million in 2001 to NOK 582 million this year. However, due to lower realised gains and dividends received, Orkla's pre-tax profit in the first quarter was reduced to NOK 425 million, compared with NOK 596 million for the corresponding period last year.

Pre-tax profit from the Industry division was approximately 20 per cent higher than in the corresponding period last year, despite slow markets and lower profit from Orkla Media. The Beverages business reported the strongest growth.

"Orkla's industrial activities have had a good start this year, and we see a positive development apart from in Media. The fact that first quarter profit before tax has nonetheless declined is primarily because we have realised lower profit on sales of shares than in the corresponding period last year," says President and Group CEO Finn Jebsen.

The Financial Investments division achieved a return of 5.1 per cent, compared with a negative - 9.6 per cent in the corresponding period last year. However, due to lower realised gains and dividends received than in the first quarter of 2001, book profit from the Financial Investments division was around NOK 200 million lower than last year.

For Orkla Media, the first quarter is seasonally the weakest, but profit for the period was nonetheless lower than expected. Advertising markets are still slow, particularly in Denmark and Poland. Profit was also affected by investments in the free newspaper Urban in Copenhagen. Staffing reductions and other cost-cutting measures have so far not been sufficient to offset the marked loss of revenue.

Despite the poor results from Media, the Industry division as a whole has nonetheless achieved growth. This is largely due to Beverages, which has reported higher volumes and profit in all market areas.

dlw 6/3

BRANDED CONSUMER GOODS:

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 167 million, on a par with the corresponding period last year. First quarter operating revenues totalled NOK 2.7 billion. In nominal NOK, this is a slight decline, but for continuing business and adjusted for exchange rate fluctuations it is a rise of 4 per cent from last year. Stabburet, Procordia Food, Felix Abba, Beauvais and Orkla Food International all achieved profit growth compared with last year. The main product groups maintained or strengthened their positions.
- **Orkla Beverages** (40% of Carlsberg Breweries). Operating profit before goodwill amortisation amounted to NOK 141 million, up from NOK 48 million for the first quarter of 2001. While there was profit growth in all market areas, profit performance was particularly good in Western Europe and at BBH (Baltic Beverages Holding).
  Operating revenues rose by 3 per cent from the corresponding period last year, to NOK 3.2 billion. Growth is still strong at BBH, but Carlsberg Breweries has also achieved higher sales in most European markets. In total, its sales volume for beer increased by 21 per cent to 16 million hectolitres, while volumes for carbonated soft drinks and mineral water remained on a par with the corresponding period last year.
- **Orkla Brands** increased its operating profit before goodwill amortisation to NOK 175 million, almost 7 per cent higher than in the first quarter of last year. Operating revenues totalled NOK 1.1 billion, down two per cent from the corresponding period of 2001 when adjusted for currency effects. This is primarily due to weaker retail distribution for Household Textiles, coupled with the anticipated drop in export revenues for Lilleborg from its contract production for Unilever.
- Operating revenues for **Orkla Media** totalled just over NOK 1.7 billion. Operating profit before goodwill amortisation was NOK - 9 million, down from NOK 73 million in the first quarter of 2001. Orkla Media has implemented staffing reductions and other cost-cutting measures, but has been unable to fully offset weaker advertising markets, particularly in Denmark and Poland. No immediate improvement is anticipated in the situation in Orkla Media's market areas.

CHEMICALS:

Borregaard's operating revenues totalled NOK 1.5 billion, on a par with the first quarter of last year. Operating profit before goodwill amortisation rose from NOK 127 million to NOK 140 million. Borregaard LignoTech achieved particularly good profit growth, while the other businesses reported profit close to or on a par with results for the first quarter of 2001.

FINANCIAL INVESTMENTS:

After falling 14.6 per cent in 2001, the Oslo Stock Exchange Benchmark Index rose 7.1 per cent in the first quarter of 2002. The other Nordic markets performed poorly in the first quarter. The strongest decline was on the Finnish stock exchange, where share prices fell by 7.4 per cent.
The return on Orkla's investment portfolio was 5.1 per cent in the first quarter. The Group's investment in Elkem contributed positively to the return on the portfolio, while its investment in Storebrand had the most negative impact. The Financial Investment division's book profit before tax amounted to NOK 163 million, compared with NOK 377 million in the corresponding period last year. Realised gains totalled NOK 138 million, compared with NOK 243 million last year. Net asset value increased by NOK 709 million in the first quarter to NOK 13.2 billion. As of 31 March 2002, the market value of the investment portfolio was NOK 15.3 billion. Just over 30 per cent were foreign investments. Unrealised gains totalled NOK 3.3 billion.

FINANCIAL SITUATION:

Since 31 December 2001, Orkla's net interest-bearing liabilities have increased by NOK 1.3 billion to NOK 20.4 billion. The balance sheet total is NOK 54.1 billion, and the book equity to total assets ratio

is 34.6 per cent. If unrealised capital gains before tax are included, the equity ratio increases to 38.4 per cent.

Capacity expansions at BBH account for most of the expansion investments in the Industry division, which totalled NOK 209 million. During the first quarter, Carlsberg Breweries increased its shareholdings in the businesses in Italy and South Korea to 100 per cent and 25 per cent, respectively. These purchases accounted for a significant proportion of Orkla's acquisitions in this period. The Group's net purchases of portfolio shares in the first quarter totalled NOK 562 million.

OUTLOOK:

Orkla generally maintains its views on the economic outlook for 2002. There are now relatively clear indications that the international slowdown has bottomed out. However, as regards Orkla Media, which has been hardest hit by slow markets, no significant improvement is expected in 2002. Despite a generally more positive view of future developments, uncertainty in the stock markets seems to have increased in the near term, and has been further aggravated by poor first quarter results in a number of sectors.

Group income statement

Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Operating revenues	**10,278**	10,405	44,799
Operating expenses	**(9,144)**	(9,301)	(38,965)
Ord. depreciation and write-downs	**(552)**	(543)	(2,148)
Operating profit before goodwill and other revenues and expenses	**582**	561	3,686
Goodwill amortisation and write-downs	**(117)**	(109)	(454)
Other revenues and expenses 1)	**0**	19	28
Operating profit	**465**	471	3,260
Profit from associates	**87**	63	1,510
Dividends	**13**	98	545
Portfolio gains	**138**	243	(760)
Financial items, net	**(278)**	(279)	(1,302)
Profit before tax	**425**	596	3,253
Taxes	**(115)**	(161)	(773)
Profit after tax	**310**	435	2,480
Of this minority interests	**40**	33	211
Profit before tax, Industry area	**262**	219	3,363
Profit before tax, Financial Investments	**163**	377	(110)
Earnings per share fully diluted (NOK)	**1.3**	1.9	10.7
Earnings per share fully diluted (NOK) 2)	**1.8**	2.3	13.3

1) Other revenues and expenses totalled NOK 19 million in First quarter 2001: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) Excluding goodwill amortisation and non-recurring items.

	Operating revenues			Operating profit before goodwill amortisation		
Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Orkla Foods	**2,688**	2,706	11,133	**167**	169	952
Orkla Beverages	**3,195**	3,091	14,924	**141**	48	1,311
Orkla Brands	**1,132**	1,166	4,527	**175**	164	648
Orkla Media	**1,738**	1,843	7,453	**(9)**	73	294
Eliminations	**(39)**	(43)	(153)	**0**	0	0
Branded Consumer Goods	**8,714**	8,763	37,884	**474**	454	3,205
Chemicals	**1,527**	1,529	6,581	**140**	127	569
H.O./Unallocated/Eliminations	**(14)**	54	79	**(35)**	(35)	(117)
Industry	**10,227**	10,346	44,544	**579**	546	3,657
Financial Investments	**51**	59	255	**3**	15	29
Group	**10,278**	10,405	44,799	**582**	561	3,686

Group Balance Sheet

Amounts in NOK million	**31.3. 2002**	31.3. 2001	31.12. 2001
Assets:			
Long-term assets	**27,731**	28,152	28,434
Portfolio investments etc.	**12,182**	12,895	11,599
Short-term assets	**14,160**	14,152	14,612
Total assets	**54,073**	55,199	54,645
Equity and Liabilities:			
Equity and minority interests	**18,711**	17,829	18,957
Interest-bearing liabilities	**23,857**	24,094	22,712
Interest-bearing liabilities and provisions	**11,505**	13,276	12,976
Total equity and liabilities	**54,073**	55,199	54,645
Equity to total assets ratio (%):			
Book	**34.6**	32.3	34.7
Incl. unrealised gains before tax	**38.4**	36.3	37.8

02 MAY 23

The Orkla Group

Results First Quarter 2002

8 May 2002

ORKLA



Highlights First Quarter 2002

- Operating profit +6% for Industry division
- Strong improvement at Carlsberg Breweries
- Results for Media heavily influenced by weak advertising markets - improvement measures continue
- 5.1% return on investment portfolio



ORKLA

Trading conditions first quarter

- No major changes:
  - Weak advertising markets particularly in Denmark and Poland hit Media, while Q1 last year was largely unaffected
  - Stable operating parameters for fast moving consumer goods in Nordic area
  - Continued strong growth in Russian beer market
  - Uncertain recovery in the Norwegian equity market
  - Stronger NOK versus relevant currencies



ORKLA

Key figures and highlights Q1-2002

NOK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Operating revenues	10 278	10 405	-1 %	44 799
EBITA*	582	561	4 %	3 686
Goodwill amortisation	-117	-109		-454
EBIT*	465	452		3 232
Profit from associates	87	63		1 510
Dividends	13	98		545
Portfolio gains	138	243		-760
Financial items, net	-278	-279		-1 302
Profit before tax	425	596		3 253

* Excl. other revenues and expenses

- **Operating revenues for comparable business and adjusted for foreign exchange increased by 2-3 %**



ORKLA

Orkla Foods

in NOK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Operating revenues	2 688	2 706	-0.7 %	11 133
EBITA*	167	169	-1.2 %	952
Goodwill amortisation	-40	-41		-161
Operating profit*	127	128		791
EBITA-margin*	6.2 %	6.2 %		8.6 %

* Excluding other revenues and expenses

- Operating revenues and profit slightly reduced due to foreign exchange rates
  - Underlying growth of approximately 4% and 7%, respectively
- Cost improvement programmes to be launched at Procordia and Abba Seafood in Q2
- Overall progress for most business areas
  - Positions for important product categories maintained or improved



ORKLA

Orkla Beverages (40% of Carlsberg Breweries)

in NOK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Operating revenues	3 195	3 091	3.4 %	14 924
EBITA*	141	48	193.8 %	1 311
Goodwill amortisation	-26	-23		-98
Operating profit*	115	25		1213
EBITA-margin*	4.4 %	1.6 %		8.8 %
Profit from associates	9	-1		8

- Overall improved performance
  - Total beer volumes +21%
- Northern & Western Europe well above last year
- Continued outstanding results at BBH
- Continued growth for Carlsberg brand
  - Volume growth +4% in Q1
  - To be launched in Russia in Q2



ORKLA

Carlsberg Breweries (100% DKKm)

Operating revenues



Q1-2002
Q1-2001
7572
6 969
5638
5 232
1593
915
323
530
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia

EBITA



354
121
139
32
175
120
137
91
CB Total
Northern & Western Europe
Central & Eastern Europe
Asia



Difference between CB Total and sum of the regions is HQ/Unallocated

 Q1-2001 figures are re-stated according to CB's new accounting policies

ORKLA

Carlsberg Breweries - change in volume

1 Jan - 31 Mar

Million HL	2002	2001	Change
Beer			
Western Europe	5.5	5.3	+ 4 %
Central and Eastern Europe	7.5	5.2	+ 43 %
Carlsberg Asia	3.0	2.7	+ 10 %
Total	16.0	13.2	+ 21 %
Soft drinks, water and others			
Total	4.3	4.2	+ 2 %



ORKLA

Carlsberg Breweries – going forward

- EBITA growth in 2002 expected to be approximately 20%
- Strong focus on cash flow and reduction of capital employed
- Continue to improve operational performance
  - Stabilise and improve Swedish operations
  - Complete restructuring in Poland and Turkey
- Grow profitably according to strategy
  - Continued investments in growth markets
  - Participate in market consolidation
  - Acquire majority ownership in core breweries
  - Strengthen the Carlsberg brand
  - Focus on customers and consumers



Orkla Brands

	1 Jan - 31 Mar			Year
in NOK million	2002	2001	Change	2001
Operating revenues	1 132	1 166	-2.9 %	4 527
EBITA*	175	164	6.7 %	648
Goodwill amortisation	-9	-9		-37
Operating profit*	166	155		611
EBITA-margin*	15.5 %	14.1 %		14.3 %

* Excluding other revenues and expenses

- Continued high level of product launches - improved EBITA
- Operating revenues negatively affected by lower sales in Household Textiles and lower level of export sales to Unilever
- Improved profit for Biscuits
  - Efficiency programme developing as planned



Orkla Media

in NOK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Operating revenues	1 738	1 843	-5.7 %	7 453
EBITA*	-9	73		294
Goodwill amortisation	-38	-33		-139
Operating profit*	-47	40		155
EBITA-margin*	-0.5 %	4.0 %		3.9 %

* Excluding other revenues and expenses

- Advertising markets very weak for Berlingske and the Polish business
- Market success for the free newspaper Urban – our commitment will continue to entail considerable costs
- Improved organisation, enhanced competitive positions and extensive cost-cutting through 2001 for Berlingske
- Magazines recorded solid profit growth in Q1 through improvements in "Her & Nå"



ORKLA

Orkla Media - EBIT deviation analysis (NOKm)

Orkla Media's Newspaper business	Deviation from Q1-01	
Advertising revenues Q1-2002		
Norway	-11	
Poland	-32	
Denmark	-67	
Total		-110
Urban		-21
Cost reduction programmes 2002		
Payroll expenses	22	
Page management/ Paper prices/ Other	22	
Total		44
Total Deviation from Q1-2001		-87

- Immediate advertising revenue loss affects EBIT by 85-90%



ORKLA

Advertising revenues development


9
-25
-53
-152
-110
NOK million
Q1-01
Q2-01
Q3-01
Q4-01
Q1-02

Each quarter compared to corresponding quarter the year before

Orkla Media - Outlook 2002

- Total annual fixed costs are estimated to be reduced by approximately NOK 125 million after inflation from 2001 to 2002 (comparable activities)
- In addition variable operating costs will be reduced by NOK 50 million
- Committed to winning the fight between free newspapers in Copenhagen
- Improved position for B.T. and for Newspaper printing in Denmark
- Further progress for Magazines

Chemicals

in NOK million	1 Jan - 31 Mar 2002	1 Jan - 31 Mar 2001	Change	Year 2001
Operating revenues	1 527	1 529	-0.1 %	6 581
EBITA*	140	127	10.2 %	569
Goodwill amortisation	-3	-4		-15
Operating profit*	137	123		554
EBITA-margin*	9.2 %	8.3 %		8.6 %

* Excluding other revenues and expenses

- Strong profit growth for Borregaard LignoTech
- High level of deliveries from Borregaard Synthesis in first quarter, but weaker results expected for the next quarters
- Improvement projects compensate for high energy costs



ORKLA

Financial Investments - portfolio performance

Return (%)



Orkla's portfolio
Oslo Stock Exchange
5.1
7.1
-7.7
-4.6
17.2
13.3
1 Jan 02-
31 Mar 02
Annual average
1 Apr 00 -
31 Mar 02
1 Jan 83 -
31 Mar 02

Change in Net Asset Value

1 Jan - 31 Mar 02



NOK million
562
138
12
-3
709
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value



ORKLA

Portfolio as of 31 March 2001

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	3 324	21.7	38.5
Storebrand	Insurance	1 410	9.2	10.0
Norway Seafoods Holding [1, 2]	Industrial	1 017	6.6	20.6
DnB Holding	Bank	583	3.8	1.6
Telia Overseas [2]	Telecom	420	2.7	13.1
Industrikapital 2000 [2]	Investment	418	2.7	3.6
Bergesen	Shipping	424	2.8	4.1
Industrikapital 97 [2]	Investment	408	2.7	8.0
Nordstjernen Holding [2]	Investment	390	2.5	35.0
Hafslund	Utilities	341	2.2	5.1
Total principal holdings		**8 735**	**57.0**	
Market value of entire portfolio		**15 327**		



1) Shares and convertible bonds
2) Not listed

ORKLA

Financial Investments - portfolio key figures

in NOK million	31 Mar 02	31 Dec 01	Change 02
Market value	15 327	14 140	1 187
Net asset value	13 232	12 523*	709
Unrealised gains before tax	3 308	2 746	562
Share of portfolio invested			
outside Norway	30 %	32 %	-2 %-p
in listed companies	77 %	75 %	+2 %-p

* Adjusted from last year NOK 12 909 mill.



ORKLA

Balance Sheet - some key figures

in NOK million	31.03.02	31.03.01
Long-term assets	27 731	28 152
Portfolio investments etc.	12 182	12 895
Short-term assets	14 160	14 152
Total assets	**54 073**	**55 199**
Equity to total assets ratio		
- Book	34.6 %	32.3 %
- Incl. unrealised capital gains before tax	38.4 %	36.3 %
Net interest-bearing liabilities	**20 421**	**20 594**
Net gearing*	**1.09**	**1.16**

* Net interest bearing debt / Book equity



ORKLA

Cash Flow Statement - key figures

	1 Jan - 31 Mar		Year
in NOK million	2002	2001	2001
Cash flow from operations	**723**	**1 355**	**5 849**
- change in net working capital	-404	252	12
Net capital expenditure	-410	-659	-1 960
Free cash flow Industry	**124**	**457**	**2 588**
Free cash flow Financial Investments	**46**	**195**	**955**
Taxes and dividends paid	-709	-118	-1 951
Sold companies	0	101	2 455
Self-financing capacity	**-528**	**700**	**3 951**
Expansion investments and acquisitions, Industry	-450	-3 689	-5 495
Net acquisitions/sales portfolio investments	-562	85	41
Net cash flow	**-1 586**	**-2 904**	**-1 567**
Currency translation differences	297	291	416
Change in net interest-bearing liabilities	**1 289**	**2 613**	**1 151**
Net Interest-bearing liabilities	20 421	20 594	19 132



ORKLA

Outlook for the rest of the year

- The general economy may have bottomed out earlier than anticipated
- Uncertain recovery in the equity markets
  - Volatility seems to have increased
- No improvements in advertising markets expected before 2003
- Continued growth in the Russian beer market
- New cost improvement programmes initiated
  - Redesign programmes in Chemicals, Brands and Foods
  - Media will continue to develop competitive strengths through cost cutting and market development



ORKLA



Enclosures



ORKLA

Income Statement*

NOK million	1 Jan - 31 Mar 2002	1 Jan - 31 Mar 2001	Year 2001
Operating revenues	10 278	10 405	44 799
EBITA	**582**	**561**	**3 686**
Goodwill amortisation	-117	-109	-454
Other revenues and expenses	0	19	28
Operating profit	**465**	**471**	**3 260**
Associated companies	87	63	1 510
Dividends received	13	98	545
Portfolio gains	138	243	-760
Financial items, net	-278	-279	-1 302
Profit before tax	**425**	**596**	**3 253**
Profit after tax	**310**	**435**	**2 480**
- Minority interests	40	33	211

*CB consolidated 40% line by line



ORKLA

EBIT per quarter for Branded Consumer Goods



1000
900
800
700
600
500
400
300
200
100
0
1Q99
1Q00
1Q01
1Q02
2Q99
2Q00
2Q01
3Q99
3Q00
3Q01
4Q99
4Q00
4Q01

- Effect of Easter Holiday sales mainly incorporated in Q1 in both 2001and 2002
- Consolidation of Carlsberg Breweries generates strong increase in earnings
  - *Division of summer sales between Q2 and Q3 can vary from year to year*



ORKLA

Financial items



ORKLA

Financial items

In NOK mill.	1 Jan - 31 March 2002	1 Jan - 31 March 2001	Year 2001
Net interest expenses	-274	-275	-1 204
Currency gain/loss	6	-1	-7
Other financial items, net	-10	-3	-91
Net financial items	-278	-279	-1 302
Avg. net interest bearing liabilities	19 649	20 705	20 741
Average interest rate	5.5 %	5.6 %	6.0 %



ORKLA

Average interest rate



7,0 %
6,0 %
5,0 %
4,0 %
3,0 %
2,0 %
1,0 %
0,0 %
T1 97
T2 97
T3 97
T1 98
T2 98
T3 98
T1 99
T2 99
T3 99
T1 00
T2 00
T3 00
1Q 01
2Q 01
3Q 01
4Q 01
1Q 02



ORKLA

Interest cover
12 month rolling average



Booked
Excluding portfolio gain/loss
8
7
6
5
4
3
2
1
0
1995
1996
1997
1998
1999
2000
2001
Q1-02



ORKLA

Debt and equity

31 March 2002



NOK million
Net debt
Book equity
Net gearing
Net gearing
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1.4
1.2
1
0.8
0.6
0.4
0.2
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Q1-02



ORKLA

Debt maturity profile, Orkla ASA

31 March 2002



NOK million
6.000
5.000
4.000
3.000
2.000
1.000
0
Drawn amounts
Unutilised credit facilities
Average maturity 3.5 years
02
03
04
05
06
07
08 ->

ORKLA

Funding Sources, Orkla ASA

31 March 2002

NOK billion



Unutilised credit facilities 39%
Banks 26%
9.9
6.6
9.2
Bonds and CPs 36%

ORKLA

02 [illegible]

Carlsberg Breweries

First Quarter Results

8 May 2002

Carlsberg

ORKLA

Highlights

- Overall improved performance for Carlsberg Breweries
  - Beer volume growth 21 %
  - EBITA improved by DKK 233 million (+193 %)
- Northern and Western Europe well above last year
- Continued outstanding results in BBH
- Continued growth for Carlsberg brand
  - Volume growth 4 % in Q1
  - To be launched in Russia in Q2
  - New important sponsorship
    - Euro 2004

Carlsberg

ORKLA

Income Statement - extended

in DKK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Net sales	7 572	6 969	+9 %	34 419
Operating profit before goodwill amortisation	354	121	+193 %	2 971
Special items	-	-		32
Financials net	-259	-151		-806
Corporation tax	-30	-17		-507
Net profit before goodwill amortisation	65	-47		1 690
Goodwill amortisation	-95	-71		-314
Other items	-	403		403
Consolidated profit	-30	285		1 779

*Gains from sale of Thai shares

Carlsberg

ORKLA

Income Statement

in DKK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Net sales	7 572	6 969	+9 %	34 419
EBITA	354	121	+193 %	2 971
Goodwill amortisation	-95	-71		-314
EBIT	259	50	+418 %	2 689
EBITA-margin	4.7 %	1.7 %	2.9%-p	8.6 %
EBIT-margin	3.4%	0.7%	2.7%-p	7.8%

Carlsberg

ORKLA

Balance sheet

in DKK million	31 Mar 02	31 Dec 01
Non-current assets	29 224	29 741
Current assets	14 194	15 036
Total assets	**43 418**	**44 777**
Equity	13 431	14 839
Net interest-bearing debt	**14 563**	**13 660**

Carlsberg

ORKLA

Cash flow

in DKK million	Q 1 2002
Operational cash flow	**273**
Capital expenditure and expansion investments	-733
Acquired companies	-73
Other financial activities	-16
Cash used in investment activities	**-822**
Free cash flow	**-549**
Cash flow, financing	**-566**
Increase in cash deposits and cash	**-1 115**

Carlsberg

ORKLA

Change in volume

Million HL	2002	2001	Change
	1 Jan - 31 Mar		
Beer			
Western Europe	5.5	5.3	+ 4 %
Central and Eastern Europe	7.5	5.2	+ 43 %
Carlsberg Asia	3.0	2.7	+ 10 %
Total	16.0	13.2	+ 21 %
Soft drinks, water and others			
Total	4.3	4.2	+ 2 %

Carlsberg

ORKLA

Northern and Western Europe

in DKK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Net sales	5 638	5 232	+8 %	26 064
EBITA	139	32	+334 %	1 785
EBITA-margin	2.5 %	0.6 %	+1.9 %-p	6.8 %
Volume (mill. hl of beer)	5.5	5.3	+4 %	27.2

- Volume and profit growth in the UK
- Positive development in the Nordic countries
- Strong growth in Portugal due to increased volumes

Carlsberg

ORKLA

Northern & Western Europe - Key issues

- Positive trends in the UK
  - Healthy branded products growth and increased market share for Carlsberg-Tetley
    - 18.9 % volume growth for Carlsberg Export (premium lager)
    - 7.5 % volume growth for Carlsberg Lager (standard lager)
  - Operations and performance improved
- Sweden; first signs of improvement
  - Shift in sales to more profitable brands
  - Strong growth for important brands in Q1
    - Carlsberg +28 %
    - Tuborg +12 %
    - Falcon +11 %
  - Closure of Gothenburg plant according to plan
- Feldschlösschen turnaround on schedule

Carlsberg ORKLA

Central and Eastern Europe

in DKK million	1 Jan - 31 Mar 2002	1 Jan - 31 Mar 2001	Change	Year 2001
Net sales	1 593	915	+74 %	5 842
EBITA	175	120	+46 %	1 204
EBITA-margin	11.0 %	13.1 %	-2.1 %-p	20.6 %
Volume (mill. hl of beer)	7.5	5.2	+43 %	29.4

- Continued positive market trends in Russia and Ukraine
- Strong volume and profit growth in BBH
- Carlsberg brand to be launched in Russia in Q2
- Weaker margin primarily due to weak results in Turkey in Q1

Carlsberg ORKLA

Central and Eastern Europe - Key issues

- BBH expansion initiatives
  - Svyturys consolidated in BBH 2002
  - Decision to build new brewery in Samara (Russia)
  - Acquisition of Voronezh (not consolidated in Q1)
  - New brewery to be built in Kiev
- Restructuring of Carlsberg Okocim according to plan
  - Stable market shares during the restructuring period
  - Strengthened brand portfolio; Okocim and Carlsberg brand to be relaunched in Q2
  - Margins still too low, as expected
- Türk Tuborg
  - Volume growth and increased market shares
  - Low prices have offset positive effects of a relatively strong currency
  - Margins still too low, as expected

Carlsberg

ORKLA

BBH - Baltic Beverages Holding

in DKK million	1 Jan - 31 Mar 2002	2001	Change	Year 2001
Net sales (50%)	949	561	+69 %	3 637
EBITA (50%)	219	109	+101 %	1 001
EBITA-margin	23.1 %	19.4 %	3.7%-p	27.5 %
Average RUR/USD exchange rate	30.8	28.7	-6.9%	29.3

- Strong volume growth (Beer +43 %)
- Capacity continuously increasing
- Carlsberg brand to be launched in the Russian market in Q2

Carlsberg

ORKLA

BBH - Market trends beer

	Market growth Q1-2002	Baltic Beverages Holding Volume growth 2001-2002	Market share Q1-2002	Change from Q1-2001	Litres per capita Year 2001
Russia	22 %	41 %	33 %	+ 3.6 %-p	41
Ukraine	13 %	29 %	20 %	+ 1.9 %-p	25
Baltic States*	19 %	50 %	46 %	+ 9.6 %-p	57

- Strengthened market positions in all markets

*) Including Svyturys and Utenos Alus in Lithuania in Q1 2002, including Utenos Alus and Kalnapilis in Q1 2001

Carlsberg ORKLA

Beer market in Russia

Market growth and BBH volume growth (%)


76
65
24
20
23
27
25
33
14
26
18
25
25
42
12
34
22
41
Q1-00
Q2 00
Q3 00
Q4 00
Q1 01
Q2 01
Q3 01
Q4 01
Q1 02
Market growth
BBH volume growth

Market shares in Russia

Brewery	1 Jan - 31 Mar 2002	2001
BBH	33.4 %	29.8 %
Sun Interbrew	11.0 %	11.6 %
Ochakova	8.2 %	8.8 %
Krasny Vostok	7.3 %	8.1 %
Bravo	3.4 %	3.5 %
St. Razin	2.7 %	2.5 %
Efes	2.2 %	2.3 %
SAB	1.8 %	1.8 %
Others	30.0 %	31.6 %
Total	**100.0 %**	**100.0 %**

- 2001 figures have been corrected
- BBH market share including Vena

Carlsberg ORKLA

Carlsberg Asia

in DKK million	1 Jan - 31 Mar 2002**	2001*	Change	Year 2001*
Net sales	323	530	-39 %	1 847
EBITA	137	91	+51 %	403
EBITA-margin	42.4 %			
EBITA-margin excl. Hite	32.8 %	17.2 %	15.6%-p	21.8 %
Volume beer mill HL	3.0	2.7	+10 %	11.3

- Increased profits mainly due to
  - Consolidation of Hite brewery (One line consolidation - DKK 31 million), and
  - Thailand in line with profit guarantee
- Reduced net sales as a result of consolidation of the new set up in Asia and some delays regarding the Thai operation
- Positive trend in both Malaysia and Singapore

*2001 figures represent old set up in Asia – 100%
** New set-up represents 50%

Carlsberg

ORKLA

Carlsberg Asia (continued)

- New operational set-up is running
  - Consolidated from January 2002
- Thailand
  - *New operational structure under implementation, but*
    - To ensure an appropriate level of results until the new set-up in Thailand is operative the partners have agreed on a profit guarantee in Thailand (CBTL)
    - The profit guarantee contributes annually USD 50 million on profit before tax over a period of 3 years (Carlsberg Asia's consolidate USD 25 million)
    - The partner has given the guarantee
- Increased ownership in Hite brewery, consolidated as associated company
- In order to secure growth new projects to be considered

Carlsberg

ORKLA

Carlsberg Breweries – going forward

- EBITA growth in 2002 expected to be approximately 20%
- Strong focus on cash flow and reduction of capital employed
- Continue to improve operational performance
  - Stabilise and improve Swedish operations
  - Complete restructuring in Poland and Turkey
- Grow profitably according to strategy
  - Continued investments in growth markets
  - Participate in market consolidation
  - Acquire majority ownership in core breweries
  - Strengthen the Carlsberg brand
  - Focus on customers and consumers

Enclosures

Acquisitions in Q1-2002

- Carlsberg Asia's ownership in Hite Brewery (South Korea) increased to 25%
- Ownership in Carlsberg Italy increased to 100%
- BBH acquisition of 70% of Voronezh
- BBH greenfield operations in Samara
- Carlsberg Asia acquisition of 25% of Lao Brewery (Laos)

Carlsberg

ORKLA

BBH - coverage of main population centres in Russia



~ 8,5 m people
Baltika
Vena
St. Petersburg
~ 35 m people
Yarpivo
Moscow
N.Novgorod
~ 5 m people
Rostov-na-Donu
Tula
Perm
Samara
Kazan
~ 20 m people
Voronezh
Ekaterinburg
Ufa
Zolotoy Ural
Baltika-Don
Volgograd
Chelyabinsk
Krasnoyarsk
~ 15 m people
Omsk
Novosibirsk
Pikra
~ 10 m people

□ Population over 1 M
● BBH Breweries

Carlsberg

ORKLA

BBH aggregate sales volume (mill. L)



2 500
2 000
1 500
1 000
500
0
2,384
1,829
1,278
913
618
318
202
151
75
33
14
B.B.H. was established
30%
11%
9%
91
92
93
94
95
96
97
98
99
2000
2001
Russia
Ukraine
Baltics

Year	1996	1997	1998	1999	2000
Increase from previous year	57%	94%	48%	40%	43%
Increase 2001 since	650%	286%	161%	87%	30%
CAGR 2001 since	50%	40%	38%	37%	30%

Carlsberg

ORKLA

BBH - Ownership structure

Carlsberg Breweries — 50%

Hartwall Plc — 50%

BBH AB

THE BALTIC STATES

- Estonia: Saku (75%)
- Latvia: Aldaris (75%)
- Lithuania: SvyturusUtenos Alus (43.8%)
  - Svyturys
  - Utenos Alus

RUSSIA

- Baltika (75%)
  - •Baltika-Don (63%)[1]
  - •Tula (74%)[2]
- Yarpivo (60%)
- Zolotoy Ural (75%)
- Pikra (60%)
- Vena (49.9%)
- Voronezh (70%)[3]

UKRAINE

- Slavutich (81%)
- Lvivska Pivovarnia (99%)
- Slavuta Malt House (84%)[2]

Carlsberg

1) Baltika-Don is majority owned through Baltika. Tula is owned 50.01% by Baltika and 35.9 % by BBH
2) *Slavuta is the only malthouse owned directly by BBH, the seven others are owned by the breweries*
3) To be consolidated in 2002

ORKLA

BBH - beer segmentation in Russia



Super premium beer, licence produced and imports
Carlsberg
1%
Tuborg
High quality domestic premium beer
SAB
Vena
Efes
Bravo
12%
Baltika
St. Razin
High-quality domestic main stream beer
Zolotoy Ural
Pikra
Yarpivo
Ochakova
Medovoe
Arsenolnoe
59%
Sun Interbrew
High quality domestic discount beer
Krasny Vostok
Low quality domestic beer (short shelf life)
28%

Carlsberg 23 ORKLA

BBH - malthouses

Country	Malthouse	Owner	Capacity (tonnes/year)
Lithuania	Litmalt	Lahden Polttimo 50% Utenos Alus 50%	10,000
Russia	Yarpivo	Yarpivo	15,000
	Baltika	Soufflet 70% Baltika 30%	105,000
	Zolotoy Ural	Zolotoy Ural	12,000
Ukraine	Slavuta Malt House	BBH 82 %	90,000
Total			**232,000**

Carlsberg 24 ORKLA

BBH - success factors

- Acquire majority interests in locally dominant breweries through new issues of equity
  - Local brands, management and ownership
  - collector of beer tax
- Quality improvements
  - Beer of western quality using modern technology
  - Extensive personnel development
- Brand strategy with focus on main stream quality segment
- Volume growth (capacity expansion and further acquisitions)
- Improved distribution system
- Support from BBH (Hartwall/Carlsberg Breweries) in marketing, sales and distribution as well as in purchasing and financing

Northern and Western Europe

CB's market positions


Top 1-2
Production

Beer volume Q1 (mill. hl)


6
5
4
3
2
1
0
5.1
5.3
5.5
2000
2001
2002

Central and Eastern Europe





Beer volume Q1
(mill. hl)
8
7
6
5
4
3
2
1
0
4.2
5.2
7.5
2000
2001
2002

- ☐ Production
- ☐ Licence / Export /Opportunities

Carlsberg

ORKLA

Asia - Market overview





Beer volume Q1
(mill. hl)
3.5
3
2.5
2
1.5
1
0.5
0
2.6
2.7
3.0
2000
2001
2002

- ☐ Investments
- ☐ Licence / Export
- ☐ Potential markets

Carlsberg

ORKLA

Orkla – First quarter 2002

"Exemption No. 82-3998"

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Operating revenues	**10,278**	10,405	44,799
Operating expenses	**(9,144)**	(9,301)	(38,965)
Ord. depreciation and write-downs	**(552)**	(543)	(2,148)
Operating profit before goodwill and other revenues and expenses	**582**	561	3,686
Goodwill amortisation and write-downs	**(117)**	(109)	(454)
Other revenues and expenses [1]	**0**	19	28
Operating profit	**465**	471	3,260
Profit from associates	**87**	63	1,510
Dividends	**13**	98	545
Portfolio gains	**138**	243	(760)
Financial items, net	**(278)**	(279)	(1,302)
Profit before tax	**425**	596	3,253
Taxes	**(115)**	(161)	(773)
Profit after tax	**310**	435	2,480
Of this minority interests	**40**	33	211
Profit before tax, Industry	**262**	219	3,363
Profit before tax, Financial Investments	**163**	377	(110)
Earnings per share fully diluted (NOK)	**1.3**	1.9	10.7
Earnings per share fully diluted (NOK) [2]	**1.8**	2.3	13.3

1) Other revenues and expenses totalled NOK 19 million in first quarter 2001: Gains from sale of Fredrikstad Blikk- og Metallvarefabrikk (NOK 46 million), as well as provisions for future demolition costs (NOK -27 million), both in Chemicals.
2) *Excluding goodwill amortisation and non-recurring items.*

OPERATING REVENUES AND OPERATING PROFIT BEFORE *GOODWILL AMORTISATION IN NOK MILLION FIRST QUARTER*

OPERATING REVENUES



12000
10000
8000
6000
4000
2000
0
1 Q
2 Q
3 Q
4 Q
2000
1 Q
2 Q
3 Q
4 Q
2001
1 Q
2002

OPERATING PROFIT BEFORE GOODWILL AMORTISATION



1400
1200
1000
800
600
400
200
0
1 Q
2 Q
3 Q
4 Q
2000
1 Q
2 Q
3 Q
4 Q
2001
1 Q
2002

The Orkla Group

MAIN TRENDS IN FIRST QUARTER

Orkla achieved pre-tax profit of NOK 425 million in the first quarter of 2002, compared with NOK 596 million in the corresponding period of 2001. Earnings per share in the first quarter were NOK 1.3, compared with NOK 1.9 in the first quarter of 2001.

Orkla's Industry division performed well in the first quarter. The division's pre-tax profit was approximately 20 % higher than in the corresponding period of 2001, despite slow markets and lower profit from Orkla Media. The Beverages business reported the strongest growth.

The Financial Investments division also reported positive underlying growth on its securities portfolio in the first quarter, achieving a return of 5.1 %, compared with a negative -9.6 % in the first quarter of 2001. Since 31 December 2001, net asset value and unrealised gains increased by NOK 709 million and NOK 562 million, respectively. However, due to lower realised gains and dividends received, book profit for the Financial Investments division was around NOK 200 million lower than last year.

Group operating revenues in the first quarter totalled NOK 10,278 million, on a par with the corresponding period last year. Operating profit before goodwill amortisation amounted to NOK 582 million, up from NOK 561 million last year.

This growth in profit was primarily driven by the positive performance of the Beverages business, which achieved higher volumes and profit in all market areas.

For Orkla Media, the first quarter is a seasonal period of low profit, but profit for the period was nonetheless lower than expected. Advertising markets are still very slow, particularly in Denmark and Poland. Profit in Denmark was also affected by Orkla Media's investments in the free newspaper Urban. The positive effects of workforce reductions and cost-cutting measures were not sufficient to compensate for the loss of earnings.

Orkla Foods maintained its operating revenues and profit at a stable level compared with the first quarter of 2001, while Orkla Brands reported slightly higher profit. For the Branded Consumer Goods business as a whole, the fact that Easter was earlier this year than in 2001 is considered to have had a relatively neutral impact on first quarter profit in 2002 compared with last year.

Profit growth for the Chemicals business was largely ascribable to the continued high volume of lignin sales.

A group of researchers in Sweden recently discovered traces of the carcinogenic substance acrylamide in certain food products. The consequences of these findings have not yet been clarified.There has been no knowledge of the problem previously, and although Orkla's products are manufactured in accordance with the laws and rules in force, these research findings are being taken seriously. To obtain a greater understanding of the issue, the Group's own food safety experts will in future work in close cooperation with the authorities and trade organisations. This will form the basis for any measures that may be implemented.

The Financial Investments division reported first quarter portfolio gains totalling NOK 138 million, which is lower than in the first quarter of 2001. Stock markets performed favourably in the first quarter, although growth was more modest than in the fourth quarter of 2001. As of 31 March 2002, Orkla's Financial Investments division had achieved a return of 5.1 %. During the same period, the Oslo Stock Exchange outperformed other stock markets, and the Oslo Stock Exchange Benchmark Index rose by 7.1 %, while the FT World Index increased by 0.3 %. There was growth in both net asset value before tax (NOK + 709 million) and unrealised gains before tax (NOK + 562 million) in the first quarter.

Net financial items in the first quarter were at the same level as last year.

Contributions to profit from associates amounted to NOK 87 million in the first quarter. This was largely attributable to Jotun, which performed better than in the first quarter of 2001. Carlsberg Breweries consolidated its 25 % share in the Hite Brewery in South Korea as an associate as from 2002. Orkla's share of operating profit totalled NOK 9 million in the first quarter.

The Group's cash flow is seasonally low in the first quarter, in addition to which it was negatively affected by tax payments related to last year's gain on the sale of Orkla's shareholding in Hartwall. Coupled with expansion investments at Carlsberg Breweries and the net purchase of shares in the investment portfolio, this contributed to a negative cash flow for the Group in the first quarter. Net interest-bearing liabilities increased by NOK 1.3 billion.

The establishment of Carlsberg Asia as a joint venture, effective from 1 January 2002, was effected at book values, and entailed an adjustment of the equity capital in Carlsberg Breweries for technical accounting purposes. For Orkla the adjustment amounted to approximately NOK -250 million, thereby reducing the equity-to-assets ratio by 0.1 percentage point to 34.6 % at the end of the first quarter. Including unrealised gains on the investment portfolio, the equity ratio rose by 0.6 percentage points to 38.4 %.

Orkla Foods

In the first quarter, Orkla Foods posted operating profit before goodwill amortisation amounting to NOK 167 million. For continuing business and adjusted for currency effects, this was 6.5 % higher than in the corresponding period of 2001. Operating revenues totalled NOK 2,688 million, compared with NOK 2,706 million in 2001. For continuing business, with currency rates unchanged, operating revenues were up by approximately 4 %.

Stabburet, Procordia Food, Felix Abba, Beauvais and Orkla Foods International all reported profit growth compared with last year. The main product groups maintained or strengthened their positions. Eat&go mini-pizzas achieved around 30 % growth in the Swedish market in the first quarter compared with the same period last year. This Snacking product was launched in Norway, Finland and Denmark at the beginning of the year, and so far has been well received in the market. Abba Seafoods' Polish business, Superfish, posted somewhat lower sales than anticipated.

Profitability improvement projects are being initiated in Orkla Foods' Swedish businesses, Procordia Food and Abba Seafood, applying the same methods that brought good results in Orkla's chemicals business in Sarpsborg (the Redesign project). The targets and assumptions for the projects will be determined in the course of the second quarter.

In April, Orkla Foods Ingredients acquired the remaining 50% of the shares in Jästbolaget AB, which has sales totalling SEK 125 million and is the largest producer of baking yeast in the Nordic region. The company also owns interests in businesses in Latvia and Estonia.

Bakers increased its sales revenues by 2 % compared with last year, to NOK 249 million. First quarter operating profit was slightly lower than in 2001. Bakers has acquired 40 % of the shares in Molde Bakeri AS. Through its cooperation with Molde Bakeri, Bakers has achieved full market coverage in Southern and Central Norway.

Orkla Beverages (40 % of Carlsberg Breweries) *)

In the first quarter of 2002, Orkla's 40 % interest in Carlsberg Breweries represented sales totalling NOK 3,195 million, which is 3 % higher than in the first quarter of 2001. The rise in operating revenues is ascribable to continued strong growth at BBH and improved sales in most European markets.

First quarter operating profit before goodwill amortisation amounted to NOK 141 million, compared with NOK 48 million in the corresponding period last year. There was profit growth in all market areas, but profit performance was particularly good in Western Europe and in BBH.

**) Due to the introduction of new Danish accounting legislation, Carlsberg Breweries has made changes in its accounting practice with effect from 2002. Since these changes, seen as a whole, do not have any material effect on Orkla ASA's accounts, the Group will not amend its accounts or issue pro forma figures for 2001. The comparison with 2001 for Orkla Beverages as a whole and for the main market areas is therefore made against the figures reported last year.*

Amounts in NOK million	Operating revenues 1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001	Operating profit before goodwill amortisation 1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Orkla Foods	**2,688**	2,706	11,133	**167**	169	952
Orkla Beverages	**3,195**	3,091	14,924	**141**	48	1,311
Orkla Brands	**1,132**	1,166	4,527	**175**	164	648
Orkla Media	**1,738**	1,843	7,453	**(9)**	73	294
Eliminations	**(39)**	(43)	(153)	**0**	0	0
Branded Consumer Goods	**8,714**	8,763	37,884	**474**	454	3,205
Chemicals	**1,527**	1,529	6,581	**140**	127	569
H.O./Unallocated/Eliminations	**(14)**	54	79	**(35)**	(35)	(117)
Industry	**10,227**	10,346	44,544	**579**	546	3,657
Financial Investments	**51**	59	255	**3**	15	29
Group	**10,278**	10,405	44,799	**582**	561	3,686

Carlsberg Breweries' sales volume for beer increased in the first quarter by 21 % to 16.0 million hectolitres. This rise in volume was mainly due to growth in Eastern Europe, but Carlsberg Breweries also achieved volume growth in several mature markets in Western Europe. Volumes for carbonated soft drinks and mineral water totalled 4.2 million hectolitres, up 1 % from last year.

Operating revenues for the Northern and Western Europe market area were NOK 2,367 million, which is on a par with the same period last year. Operating profit before goodwill amortisation was NOK 58 million, compared with NOK - 6 million in the first quarter of 2001.

Carlsberg-Tetley reported profit growth driven by general volume growth and a favourable product mix (higher volumes for premium brands). Unicer (Portugal) achieved higher profit, partly due to better weather which generated increased volumes.

In the Nordic markets, Carlsberg Breweries reported satisfactory sales and profit growth in Finland, Norway and Denmark. The company's performance in Sweden was better than last year, with strong growth for Carlsberg and Tuborg products. The brewery in Gothenburg was closed in April and profit is expected to improve gradually in Sweden in the course of the year as improvement programmes begin to take effect. Carlsberg Italia reported profit growth.

The Central and Eastern Europe market area showed strong growth in the first quarter, driven by the continued favourable performance of BBH. Operating revenues for this market area totalled NOK 669 million and operating profit before goodwill amortisation amounted to NOK 73 million, up 57 % and 83 %, respectively, from the same period last year.

Total volume growth at BBH was 38 % in the first quarter. In this period, the beer market grew by 22 % in Russia, 13 % in Ukraine and 19 % in the Baltic States, while BBH's volumes in these markets grew by 41 %, 29 % and 50 %, respectively. Growth figures for the Baltic States were affected by the consolidation of Svyturus into BBH as from 1 January 2002.

In the Russian market, BBH increased its market share by 3.6 percentage points to approximately 33 % in the first quarter of 2002. Substantial investments have been made to increase the capacity of existing breweries. The acquisition of a new brewery, Voronezh, and the decision to build a new brewery in Samara will reinforce BBH's already very strong position in Russia.

The establishment of a new structure in Poland is proceeding as planned, and first quarter volume growth was positive. The business in Turkey posted higher volumes, but was affected by unstable exchange rates and high financing costs.

Operating revenues from Carlsberg Asia in the first quarter totalled NOK 136 million, and operating profit before goodwill amortisation, including Carlsberg Aisa's share of profit from Hite, amounted to NOK 57 million. Profit relating to Orkla's share is on a par with last year.

Carlsberg Asia's performance in Malaysia and Singapore was positive in the first quarter, but weaker in Hong Kong. The business in Thailand is still being developed. To ensure a satisfactory level of profit during this period of development, the parties have agreed on a profit guarantee for the Thai company, 50 % of which is consolidated into Carlsberg Asia, of at least USD 50 million in pre-tax profit per year over a three-year period. This guarantee has been provided by Carlsberg Breweries' Thai partner.

Orkla Brands

Orkla Brands' first quarter operating revenues totalled NOK 1,132 million, down 2 % from last year when adjusted for currency effects. The decline in revenues is primarily due to weakened retail distribution for Household Textiles coupled with an anticipated drop in export revenues for Lilleborg Home and Personal Care. Biscuits Sweden achieved revenue growth in the first quarter.

First quarter operating profit before goodwill amortisation amounted to NOK 175 million, which is 7 % higher than last year. Except for Household Textiles, all business areas posted results that are better than, or on a par with, last year's figures. This improvement is mainly due to the launch of new products, particularly from Lilleborg Home and Personal Care and Confectionery, and higher revenues for Biscuits. The favourable performance of the Danish and Norwegian businesses also contributed to improved results in the Snacks business.

Lilleborg Home and Personal Care launched several new products in the first three months of 2002. The biggest innovation was Define, a complete hair care range comprising 17 different products.

Confectionery launched two new bite-size chocolate products in the first quarter. Apart from Household Textiles, all of the businesses in Orkla Brands have strengthened or maintained their market positions.

The improvement project initiated in the Biscuits business in the fourth quarter of 2001 is proceeding as planned. The project applies the same improvement methods that were used in the Redesign project implemented in the Group's Chemicals business, and aims at ensuring efficiency in all parts of the value chain. While the impact on profit for 2002 is expected to be neutral, the project is expected to have a positive effect as from 2003.

ORKLA MEDIA

First quarter operating revenues for Orkla Media amounted to NOK 1,738 million. For continuing business, adjusted for currency effects, this was a 7 % decline from the corresponding period in 2001, primarily due to a 15 % drop in advertising revenues. Orkla Media's operating profit before goodwill amortisation was NOK - 9 million, equivalent to a fall of NOK 63 million for continuing business.

No immediate improvement in the advertising situation in Orkla Media's market areas is anticipated.

Orkla Media's business in Denmark reported a significant decline in profit compared with the corresponding period last year. The main reason is still the strong slowdown in the Danish advertising market, which began in summer 2001 and had a considerable impact. The drop in volume has been particularly sharp in classified advertisements for job vacancies. The effects of staffing reductions and lower paper prices offset the decline in advertising revenues to some degree. Investments in the free newspaper Urban were increased, which affected first quarter profit. However, Urban's circulation is growing as anticipated. Circulation figures for the other newspapers in the Danish business declined slightly compared with last year.

The Norwegian newspapers posted lower profit than in 2001, largely due to the fact that the entire Easter holiday fell in March this year, rather than in April as last year, but also due to somewhat lower advertising volumes. Circulation figures for Orkla Media's newspapers are stable.

Operating profit for the newspapers in Eastern Europe was lower than in the first quarter of 2001, primarily due to the slowdown in the Polish advertising market. Cost reduction measures are offsetting the decline to a certain extent. Orkla Media's newspapers still lead the Polish newspaper market in terms of circulation.

The Magazine business reported profit growth compared with the corresponding period in 2001 for comparable operations. This increase in profit is mainly due to positive growth for the magazine Her og Nå and to cost efficiency programmes.

Operating profit for Direct Marketing was lower than the figures for the corresponding period of last year. This decline is largely related to the Norwegian business, while the Swedish business performed well.

CHEMICALS

Borregaard's operating revenues in the first quarter of 2002 totalled NOK 1,527 million, on a par with the corresponding period last year.

Operating profit before goodwill amortisation amounted to NOK 140 million, compared with NOK 127 million in the first quarter of 2001. Borregaard LignoTech achieved particularly good profit growth, while the other businesses reported profit close to or on a par with results for the first quarter of 2001.

For Borregaard LignoTech, the first quarter was a period of extensive activity and good results in most markets and applications, particularly concrete additives. Due to a fall in oil prices, demand for oil drilling products was lower than last year. The expansion of the factory in South Africa is proceeding as planned.

Borregaard ChemCell's profit was slightly lower than first quarter profit last year. The impact of the fall in prices in the general cellulose market was largely offset by increased specialisation and a favourable exchange rate for the USD. A slower market for sulphuric acid, increased energy costs and generally higher costs were partly offset by lower timber costs and high production volumes of caustic soda and chlorine derivatives.

In the first quarter, Borregaard Synthesis delivered large volumes of pharmaceutical intermediates. Profit was on a par with the first quarter of last year, and significantly better than in the last half of 2001. Margins remain low due to fiercer competition and pressure on prices. Deliveries of pharmaceutical intermediates are expected to decline in the next quarter.

Denofa posted profit on a par with the first quarter of 2001. Lower deliveries to the fish feed industry were offset by improved market conditions for soya meal in Norway and on the continent. Sales of vegetable oils and fats to the domestic market and export sales of marine and vegetable fats were at the same level as last year.

Thanks to the company's own high energy production and optimal water resource management, Borregaard Energi reported profit growth. Kemetyl achieved higher profit compared with the first quarter of 2001, largely due to good prices for packaged products. Lower prices for mechanical pulp resulted in lower profit for Borregaard Vafos. The volume of orders and market prospects are good for Borregaard Hellefos, but some operational problems led to slightly lower profit in the first quarter compared with the same period last year.

Borregaard's businesses focus actively on continuous improvement. Several major improvement programmes have been initiated, with a view to achieving cost reductions and productivity improvements totalling over NOK 50 million in 2002. The aggregate results of these improvement programmes have exceeded their targets for the first quarter.

FINANCIAL INVESTMENTS

After falling 14.6 % in 2001, the Oslo Stock Exchange Benchmark Index rose 7.1 % in the first quarter of 2002. The other Nordic markets performed poorly in the first quarter. The strongest decline was on the Finnish stock exchange, where share prices fell 7.4%. The performance of the major international stock exchanges in the USA and Europe was more or less flat.

The return on Orkla's investment portfolio was 5.1 % in the first quarter. The Group's investment in Elkem contributed positively to the return on the portfolio, while its investment in Storebrand had the most negative impact.

GROUP BALANCE SHEET

Amounts in NOK million	31.3. 2002	31.3. 2001	31.12 2001
Assets:			
Long-term assets	**27,731**	28,152	28,434
Portfolio investments etc.	**12,182**	12,895	11,599
Short-term assets	**14,160**	14,152	14,612
Total assets	**54,073**	55,199	54,645
Equity and Liabilities:			
Equity and minority interests	**18,711**	17,829	18,957
Interest-bearing liabilities	**23,857**	24,094	22,712
Interest-free liabilities and provisions	**11,505**	13,276	12,976
Total equity and liabilities	**54,073**	55,199	54,645
Equity to total assets ratio (%):			
Book	**34.6**	32.3	34.7
Incl. unrealised gains before tax	**38.4**	36.3	37.8

CASH FLOW

Amounts in NOK million	1.1.-31.3. 2002	1.1.-31.3. 2001	1.1.-31.12. 2001
Industry area:			
Operating profit	**462**	456	3,231
Depreciation and write-downs	**665**	647	2,606
Change in net working capital	**(404)**	252	12
Cash flow from operating activities	**723**	1,355	5,849
Net replacement expenditure	**(410)**	(659)	(1,960)
Free cash flow operating activities	**313**	696	3,889
Financial items, net	**(189)**	(239)	(1,301)
Free cash flow from Industry area	**124**	457	2,588
Free cash flow from Financial Investments	**46**	195	955
Taxes and dividends paid	**(709)**	(118)	(1,951)
Sold companies	**0**	101	2,455
Miscellaneous capital transactions	**11**	65	(96)
Group's self-financing capacity	**(528)**	700	3,951
Expansion investments (Industry area)	**(209)**	(82)	(726)
Acquisitions	**(241)**	(3,607)	(4,769)
Net purchases/sales portfolio investments	**(562)**	85	41
Share buy back	**(46)**	0	(64)
Net cash flow	**(1,586)**	(2,904)	(1,567)
Currency translations net interest-bearing net	**297**	291	416
Change in net interest-bearing debt	**1,289**	2,613	1,151
Net interest-bearing debt	**20,421**	20,594	19,132

The Financial Investment division's book profit before tax totalled NOK 163 million, compared with NOK 377 million in the same period last year. Realised gains amounted to NOK 138 million, compared with NOK 243 million last year. Dividends received totalled NOK 12 million. The Orkla Finans Group reported a decline in profit due to lower activity at Enskilda Securities (22.5 % interest).

Net purchases of shares totalled NOK 557 million in the first quarter. This figure included a purchase of Elkem shares in the amount of NOK 568 million, with a view to increasing the Group's shareholding from 32.2 % to 38.5 % in order to secure the large investments Orkla already has in this company.

Net asset value before tax increased by NOK 709 million in the first quarter to NOK 13,232 million. As of 31 March 2002, the market value of the portfolio was NOK 15,327 million, of which 30.2 % were foreign investments. Unrealised gains totalled NOK 3,308 million.

CASH FLOW, INVESTMENTS AND FINANCIAL SITUATION

The Group's cash flow was negatively affected in the first quarter by a seasonal increase in working capital for the Branded Consumer Goods business, as well as tax payments related to last year's gain on the sale of Hartwall shares.

Capacity expansions at BBH carried out in the first quarter account for most of the expansion investments in the Industry division, which totalled NOK 209 million. During the quarter, Carlsberg Breweries increased its financial interests in the businesses in Italy and South Korea (Hite) to 100 % and 25 % respectively. These purchases accounted for a significant proportion of Orkla's acquisitions during this period.

The Group's net purchases of portfolio shares totalled NOK 562 million.

In total, this results in a net cash flow of NOK -1.6 billion and a change in net interest-bearing liabilities of NOK 1.3 billion.

The average borrowing rate in the first quarter was 5.5 %. As of 31 March 2002, approximately 80 % of interest-bearing liabilities were at floating interest rates, mainly distributed between NOK, SEK, EUR and USD.

OUTLOOK

Orka generally maintains its views on the economic outlook for 2002 as described by the Board of Directors in the Annual Report for 2001. However, there are now relatively clear indications that the international slowdowns have bottomed out, and that this has happened somewhat sooner than anticipated in the report at the end of the fourth quarter of 2001. As regards Orkla Media, which has been hardest hit by slow markets, no significant improvement is expected in 2002. Moreover, the consequences of an economic upswing for the financial markets seem to be less strong than expected at the start of the year. Despite a generally more positive view of future developments, uncertainty in the stock markets seems to have increased in the short term, and has been further aggravated by poor first quarter results in a number of sectors.

Oslo, 7 May 2002
The Board of Directors of Orkla ASA